UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of September 2005

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250

Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

Capital increase for the Convertible Facility: subscription price

SIGNATURES

Capital increase for the Convertible Facility: subscription price

The subscription price of the Fiat ordinary shares that will be issued by the Company and subscribed by the lending banks on September 20, 2005 in execution of the capital increase to service the three billion euro Convertible Facility was set at 10.28 euros.

As per the agreement, this price is the result of the average between 14.4409 euros and the weighted average of the official prices posted in the six months preceding today’s date.

Said shares will subsequently be pre-emptively offered to all Fiat stockholders in accordance with the first three paragraphs of Article 2441 of the Italian Civil Code and Article 134 first paragraph of the Consolidated Law on Financial Intermediation.

Turin, September 13, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 14, 2005

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney